February 8, 2023
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andrew Blume and Melissa Gilmore

Re:    EnerSys
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 25, 2022
Form 8-K Furnished November 8, 2022
File No. 001-32253
Dear Mr. Blume and Ms. Gilmore:
On behalf of EnerSys (the “Company”), I am submitting responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated January 25, 2023. Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.
Form 10-K For the Fiscal Year Ended March 31, 2012
Liquidity and Capital Resources
Cash Flow and Financing Activities, page 42
1.     We note your presentation of "primary working capital" that is calculated as "accounts receivable, plus inventories, minus trade accounts payable” and that excludes certain current liabilities. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Also see the third bullet of Question 102.10(a) of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.
Response: We have reviewed Item 10(e)(1)(ii)(A) of Regulation S-K and the third bullet of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Our use of the “primary working capital” metric is more appropriately categorized as a key performance indicator (KPI) used to measure the asset intensity and operating efficiency of our business on a company-wide basis that management can monitor and analyze over time. We will revise our description to this effect in future filings, cease referring to the term as a liquidity measure based on the guidance provided under Item 10(e)(1)(ii)(A) of Regulation S-K and remove any discussion of primary working capital from the “Liquidity and Capital Resources” section of the Company’s MD&A. To the extent that we use this KPI in future filings, we will identify it as “primary operating capital” and will discuss its importance in our summary section before the “Results of Operations” section of the Company’s MD&A. We will provide a summary of the components used to calculate this KPI along with the reasons why the metric provides useful information to investors, and how management uses the metric in managing or monitoring the performance of the business.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2023

Form 8-K Furnished November 8, 2022
Exhibit 99.1, page 1
2.     When you present or discuss non-GAAP measures, please ensure that the corresponding GAAP measures are presented or discussed with equal or greater prominence. We note the following items in your press release:
•An introductory bullet mentions "Adj GM" movements without a corresponding GAAP reference.
•The table on the first page includes EBITDA and Adjusted EBITDA but not net income.
•The "Message from the CEO" discusses adjusted gross margin and adjusted diluted EPS without corresponding GAAP discussions.
See Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) and Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We have reviewed Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) and Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In connection with future earnings releases, we will ensure that, when we present or discuss non-GAAP financial measures, the corresponding GAAP financial measures are presented or discussed with equal or greater prominence.
3.     We note that you quantify a range of forward-looking adjusted diluted earnings per share for the subsequent quarter. To the extent available without unreasonable efforts, please revise future filings to provide a reconciliation to the most directly comparable GAAP measure. If relying on the unreasonable efforts exception, please disclose as such and identify the information that is not available. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We have reviewed Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In response to the Staff’s comment, we intend in future filings, as applicable, to add certain additional disclosures to clarify the fact that the Company is relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K and to identify more specifically any information that is unavailable and its probable significance. The Company anticipates that these additional disclosures will include the following:
•Add the following disclosure to the lead in paragraphs under the heading “Reconciliations of GAAP to Non-GAAP Financial Measures” of the Company’s earnings release:
EnerSys does not provide a quantitative reconciliation of the company’s projected range for adjusted diluted earnings per share for the x quarter of fiscal 20xx to diluted earnings per share, which is the most directly comparable GAAP measure, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. EnerSys' adjusted diluted earnings per share guidance for the x quarter of fiscal 20xx excludes certain items, including but not limited to certain non-cash, large and/or unpredictable charges and benefits, charges from restructuring and exit activities, impairment of goodwill and indefinite-lived intangibles, acquisition and disposition activities, legal judgments, settlements, or other matters, and tax positions, that are inherently uncertain and difficult to predict, can be dependent on future events that are less capable of being controlled or reliably predicted by management and are not part of

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 8, 2023

the Company's routine operating activities can be dependent on future events that are less capable of being controlled or reliably predicted by management and are not part of the Company's routine operating activities. Due to the uncertainty of the occurrence or timing of these future excluded items, management cannot accurately forecast many of these items for internal use and therefore cannot create a quantitative adjusted diluted earnings per share for the x quarter of fiscal 20xx to diluted earnings per share reconciliation without unreasonable efforts.
•Revise the lead in sentences to the historical non-GAAP adjusted Net earnings reconciliation under the heading “Reconciliations of GAAP to Non-GAAP Financial Measures” of the Company’s earnings release as follows (with the new language underlined):
Included below is a reconciliation of historical non-GAAP adjusted Net earnings to reported amounts. Non-GAAP adjusted operating earnings and historical Net earnings are calculated excluding restructuring and other highlighted charges and credits. The following tables provide additional information regarding certain non-GAAP measures:
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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 208-1855.
Sincerely,

ENERSYS

/s/ Andrea Funk
Andrea Funk
Chief Financial Officer

cc:    Mr. David M. Shaffer, EnerSys